February 17, 2006

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Attn: Thomas Flinn
Mail Stop 4561
Washington D.C. 20549

Re:	Nicklebys.com, Inc. Current Report on Form 8-K Filed February 16, 2006 File No. 000-33339

Dear Mr. Flinn:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated February 17, 2006. As requested in the that comment letter and in conjunction with the Company’s response to that letter, Nicklebys.com, Inc. (the “Company”) hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filings made by the Company. Further, the Company acknowledges that comments received from or changes made to disclosure in response to comments by the staff of the Commission do not foreclose the Commission from taking any action with respect to the Company’s filings. The Company acknowledges that it may not assert comments received from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, you may contact me at 303-525-6161.

Very truly yours,

/s/ Scott Thornock

Scott Thornock
President